UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Onex Falcon Direct Lending BDC Fund

(Name of Issuer)

Onex Falcon Direct Lending BDC Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Steven Gutman

21 Custom House Street, 10th Floor

Boston, MA 02110

(617) 412-2700

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

October 13, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 13, 2023 by Onex Falcon Direct Lending BDC Fund (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 560,843 of its outstanding shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of September 30, 2023 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on November 9, 2023.

2.

292,023.462 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase 100% of the Shares of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $7,160,415.29.

4.

The payment of the purchase price of the Shares tendered was made on November 10, 2023 to the Shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEX FALCON DIRECT LENDING BDC FUND

By:	/s/ Steven Gutman
Name:	Steven Gutman
Title:	Secretary and General Counsel

Dated: November 13, 2023

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables